SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002

Telesystem International Wireless Inc.
(Translation of registrant's name into English)

1000 de La Gauchetiere Street West, 16th floor,
Montreal, Quebec H3B 4W5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

20-F [x]
40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]
No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE
FOR IMMEDIATE PUBLICATION

TIW AMENDS PURCHASE OFFER FOR ITS UNITS

Montreal, Canada, February 15, 2002 - Telesystem International Wireless Inc. ("TIW") announces that it has given proper notice to the depository to amend its purchase offer for all of its outstanding Units (the "Amended Offer").

The Amended Offer introduces an option to receive 5.46 subordinate voting shares of TIW plus 1.525 subordinate voting shares and 0.186 warrant for each Unit tendered with a payment of CDN$ 1.4857. Each warrant will allow the holder to purchase one subordinate voting share of TIW at a price of CDN$ 1.59 at any time until March 31, 2003.

Holders of Units are also offered the original option of receiving 5.46 subordinate voting shares of TIW for each Unit tendered, without subscribing to additional subordinate voting shares and warrants.

TIW has already taken up and paid for the 25.3 million Units validly tendered by Telesystem Ltd, Caisse de dépôt et placement du Québec and all its subsidiaries, and Rogers Telecommunications (Quebec) Inc. As a result, TIW's economic ownership in ClearWave N.V. (ClearWave) has increased from 45.5% to approximately 75.5%.

By reason of a Court order, Units are no longer subject to the deemed TIW exchange option which would have resulted in each Unit not tendered on June 30, 2002 being exchanged for 0.2 subordinate voting share of TIW if less than US$ 100 million of Units, based on the original issuance price, remained outstanding on that date.

The Amended Offer will expire at 5:00 p.m., Montreal time, on February 28, 2002, unless further extended or withdrawn.

This press release is for information purposes only and does not constitute an offer or solicitation with respect to the purchase or sale of any security in Canada, the United States or in any other jurisdiction. Securities may not be offered or sold in the United States or in any other jurisdiction absent registration, qualification by prospectus or an exemption from those requirements.

Telesystem International Wireless Inc.
1000 de La Gauchetière Street West
16th floor
Montreal, Quebec
H3B 4W5 Canada

Telephone : (514) 673-8497
Fax : (514) 673-8470

TIW

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of TIW with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW is a global mobile communications operator with 4.9 million subscribers worldwide. The Company's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

- 30 -

FOR INFORMATION:

MARK BOUTET
Vice-President, Communications
Telesystem International Wireless Inc.
☎ (514) 673-8406
mboutet@tiw.ca

SOURCE:

ANDRÉ GAUTHIER
Chief Financial Officer
Telesystem International Wireless Inc.
☎ (514) 673-8493
agauthier@tiw.ca

Our web site address is: www.tiw.ca

TIW

RECEIVED FEB 21 2002

Press Release
For Immediate Publication

TIW Extends Purchase Offer for its Units

Montreal, Canada, February 12, 2002 - Telesystem International Wireless Inc. ("TIW") announces that it has given proper notice to the depository to extend its purchase offer for all of its outstanding Units (the "Offer"). The Offer will expire at 5:00 p.m., Montreal time, on February 28, 2002, unless further extended or withdrawn.

The Offer will be further amended to comply with an order of the Ontario Superior Court of Justice. The Company intends to launch the amended offer shortly and to have it expire at 5:00 p.m., Montreal time, on February 28, 2002.

As permitted by the Court's order, TIW has already taken-up and paid for the 25.3 million Units validly tendered by Telesystem Ltd, Caisse de dépôt et placement du Québec and all its subsidiaries, and Rogers Telecommunications (Quebec) Inc. As a result, TIW's economic ownership in ClearWave N.V. (ClearWave) has increased from 45.5% to approximately 75.5%.

By reason of the Court's order, Units are no longer subject to the deemed TIW exchange option which would have resulted in each Unit not tendered on June 30, 2002 being exchanged for 0.2 subordinate voting shares of TIW if less than US$ 100 million of Units, based on the original issuance price, remained outstanding on that date.

This press release is for information purposes only and does not constitute an offer or solicitation with respect to the purchase or sale of any security in Canada, the United States or in any other jurisdiction. Securities may not be offered or sold in the United States or in any other jurisdiction absent registration, qualification by prospectus or an exemption from those requirements.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of TIW with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

Telesystem International Wireless Inc.
1000 de La Gauchetière Street West
16th floor
Montreal, Quebec
H3B 4W5 Canada

Telephone : (514) 673-8497
Fax : (514) 673-8470

About TIW

TIW is a global mobile communications operator with 4.9 million subscribers worldwide. The Company's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

- 30 -

FOR INFORMATION:

MARK BOUTET
Vice-President, Communications
Telesystem International Wireless Inc.
☎ (514) 673-8406
mboutet@tiw.ca

SOURCE:

ANDRÉ GAUTHIER
Chief Financial Officer
Telesystem International Wireless Inc.
☎ (514) 673-8493
agauthier@tiw.ca

Our web site address is: www.tiw.ca

PRESS RELEASE
FOR IMMEDIATE PUBLICATION

CVMQ REJECTS HIGHFIELDS' APPLICATION

Montreal, Canada, February 11, 2002 - Telesystem International Wireless Inc. ("TIW" or the "Company") welcomes the Commission des valeurs mobilières du Québec (CVMQ)'s ruling rejecting Highfields Capital Limited (Highfields)'s application.

The Commission agreed with TIW's position that Highfields had not acted in a timely manner and had already sought preventive relief before the Ontario Superior Court.

Highfields was asking the CVMQ to hold a hearing to examine if TIW should be required to extend its purchase offer (the "Offer") and request of consents for its 7% Equity Subordinated Debentures ("ESD") beyond February 4, 2002. The Offer expired on Monday, February 4, 2002 at 12:00 noon and was successfully completed with over 97% of ESD holders tendering their debentures to the Offer. As a result, the Company took up and paid for the debentures tendered into the Offer.

Highfields alleged that an Order from the Ontario Superior Court rendered on February 2, 2002, in connection with another issuer bid for another TIW security, the TIW Units, was a material change within the meaning of section 130 to 132 of the Quebec Securities Act (QSA) which warranted an extension of the Offer until 11:59 pm on February 13, 2002.

The Offer was part of a comprehensive recapitalization plan involving a number of interrelated transactions including the conversion of debt by Hutchison Whampoa Limited and JP Morgan Partners LLC, the infusion of new capital in the Company, the conversion of Telesystem Ltd's multiple voting shares into subordinate voting shares, the amendment and partial repayment of the corporate bank facility and the acquisition of a majority of Units. For the last two months, TIW collaborated with the TSE and the Securities Commissions—and more recently with the Ontario Superior Court—on various aspects of these transactions, all with a view to enabling the plan to proceed.

Highfields previously attempted to block TIW's recapitalization plan before the Ontario Superior Court. Highfields had filed an application pursuant to the oppression remedy under the sections 241 of the Canada Business Corporations Act in connection with TIW's bid for the TIW Units. Highfields had sought to restrain TIW from taking up any Units under its bid, including those locked-up under agreements with Telesystem Ltd, Caisse de dépôt et placement du Québec and all its subsidiaries (CDPQ), and Rogers Telecommunications (Quebec) Inc., and to thereby preclude TIW from fulfilling a condition precedent to its entire recapitalization plan. Highfields' legal arguments were that a component of the plan, namely a funding commitment of up to US$ 90 million by JP Morgan Partners LLC, Telesystem Ltd and CDPQ, in law, constituted a collateral benefit and that the standard US$ 100 million cleanup clause in the trust indenture for TIW Units should not be applicable because of its coercive impact in the context of the bid. The Ontario Superior Court accepted Highfields' legal argument but instead of voiding the entire recapitalization plan, as had been desired by Highfields, simply ordered that the funding commitment be made available prorata to ownership of TIW Units and that the cleanup clause be inapplicable.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of TIW with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW is a global mobile communications operator with 4.9 million subscribers worldwide. The Company's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

- 30 -

FOR INFORMATION:

MARK BOUTET
Vice-President, Communications
Telesystem International Wireless Inc.
☎ (514) 673-8406
mboutet@tiw.ca

SOURCE:

ANDRÉ GAUTHIER
Chief Financial Officer
Telesystem International Wireless Inc.
☎ (514) 673-8493
agauthier@tiw.ca

Our web site address is: www.tiw.ca

TIW

PRESS RELEASE
FOR IMMEDIATE PUBLICATION

TIW COMPLETES THE MAJORITY OF ITS RECAPITALIZATION PLAN

Montreal, Canada, February 6, 2002 - Telesystem International Wireless Inc. ("TIW" or the "Company") is pleased to announce that it has completed the majority of the interrelated transactions contemplated in its recapitalization plan announced in November 2001.

"The transactions completed significantly improve TIW's financial position and provide for a sound financial foundation moving forward" said André Gauthier, Vice-President and Chief Financial Officer of TIW. "TIW's corporate debt is reduced by approximately US$ 400 million, the Company's economic ownership in ClearWave increases from 45.5% to approximately 75% and TIW has significantly increased its liquidities. Since the beginning of the restructuring process in the summer of 2001, TIW has reduced its corporate debt by approximately US$ 660 million. We recognize and appreciate the support we have received from our stakeholders in this process and the confidence they have demonstrated in TIW's future" added André Gauthier.

TIW has closed a US$ 52.1 million private placement with an affiliate of J.P. Morgan Partners LLC, Capital Communications CDPQ Inc. ("Capital Communications") and Telesystem Ltd. ("Telesystem") and has issued, subject to certain escrow arrangements, approximately 85 million Special Warrants each exercisable for one subordinate voting share of TIW at no extra cost. TIW has also undertaken to issue to these same investors 13.3 million warrants to purchase subordinate voting shares at US$ 1.00 on or before March 31, 2003. This is the second tranche of TIW's financing announced in late 2001. In December 2001, TIW issued approximately 24.5 million Special Warrants to the same investors for US$ 15 million. This first tranche of Special Warrants is exercisable for subordinate voting shares on the same terms as the second tranche since the recapitalization plan has been substantially completed. The total of US$ 67.1 million in new financing corresponds to the original US$ 90 million commitment which has been reduced to take into consideration shares issued to ESD holders who tendered in TIW's offer.

Telesystem International Wireless Inc.
1000 de La Gauchetière Street West
16th floor
Montreal, Quebec
H3B 4W5 Canada

Telephone : (514) 673-8497
Fax : (514) 673-8470

TIW

Further to an order of the Ontario Superior Court of Justice (Commercial List), TIW is required to make available to all Unit holders who tender into the current purchase offer for the Units, the ability to participate rateably with Telesystem and Capital Communications in Telesystem and Capital Communications share of this financing, being an amount of US$ 42.8 million committed to acquire 70 million subordinate voting shares, and an entitlement to 8.5 million warrants. To give effect to this court order, TIW intends to amend its current purchase offer for the Units and has set aside in escrow a sufficient amount of Special Warrants that would otherwise have been issued to Telesystem and Capital Communications to meet the maximum entitlement of Unit holders other than Telesystem and Capital Communications in the financing, as ordered by the Court. Although Telesystem and Capital Communications have funded their commitment in full, a portion has been put in escrow to be reimbursed to them at expiry of the amended Units purchase offer to the extent that other Unit holders accept to tender and participate in the financing.

TIW has paid for the 7.00% Equity Subordinated Debentures ("ESD") maturing February 15, 2002, deposited under the Company's purchase offer and consent request which expired on February 4, 2002. As a result, TIW has issued approximately 37.7 million subordinate voting shares of TIW and approximately 3.7 million September 2002 warrants under the Share Option. Each September 2002 warrant will allow the holder to purchase one subordinate voting share of TIW at a price of CDN$ 1.61 at any time until September 30, 2002. Under the Cash Option, TIW has paid approximately CDN$ 6.8 million and has issued approximately 2.5 million March 2003 warrants. Each March 2003 warrant will allow the holder to purchase one subordinate voting share of TIW at a price of CDN$ 1.61 at any time until March 31, 2003. Furthermore, TIW has paid approximately CDN $0.1 million in consent fee and has amended and reduced the principal of an aggregate of CDN $5 million in principal amount of ESDs to an aggregate of CDN$ 1.25 million in principal amount.

TIW has also paid for the 25.3 million Units validly tendered by Telesystem Ltd, Caisse de dépôt et placement du Québec and all its subsidiaries, and Rogers Telecommunications (Quebec) Inc., by issuing approximately 137.9 million subordinate voting shares of TIW which are prevented from trading until the closing of the amended purchase offer to Unit holders. As a result, TIW's economic ownership in ClearWave N.V. (ClearWave) has increased from 45.5% to approximately 75%. TIW's economic ownership in ClearWave may be further increased depending on the outcome of the amended purchase offer to Unit holders.

The Company has also converted 100% of the US$ 300 million in principal amount of 7.75% convertible debentures owned by an affiliate of Hutchison Whampoa Limited ("Hutchison"), and certain affiliates of J.P. Morgan Partners LLC, and the accrued and unpaid interest thereon into approximately 154.5 million subordinate voting shares. TIW has undertaken to issue warrants to purchase up to a total of 15 million subordinate voting shares at US$ 1.00 per share at any time until September 30, 2002 to Hutchison.

Telesystem has converted all of its 817,462 multiple voting shares into subordinate voting shares on a one-for-one basis and TIW now has only one class of common shares.

TIW also announces that it has amended its senior secured corporate credit facility to allow for extensions of the maturity of the facility from July 14, 2002 up to December 15, 2002, subject to certain conditions.

The private placement constituted a related party transaction under applicable securities regulatory requirements and TIW has relied on an exemption from the valuation and minority approval requirements contained therein on the basis of the "Financial hardship exemption", as determined by the Board of the Company, including two-thirds of the Independent directors.

This press release is for information purposes only and does not constitute an offer or solicitation with respect to the purchase or sale of any security in Canada, the United States or in any other jurisdiction. Securities may not be offered or sold in the United States or in any other jurisdiction absent registration, qualification by prospectus or an exemption from those requirements.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of TIW with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW is a global mobile communications operator with 4.9 million subscribers worldwide. The Company's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

- 30 -

FOR INFORMATION:

MARK BOUTET
Vice-President, Communications
Telesystem International Wireless Inc.
☎ (514) 673-8406
mboutet@tiw.ca

SOURCE:

ANDRÉ GAUTHIER
Chief Financial Officer
Telesystem International Wireless Inc.
☎ (514) 673-8493
agauthier@tiw.ca

Our web site address is: www.tiw.ca

TIW

PRESS RELEASE
FOR IMMEDIATE PUBLICATION

TIW SUCCESSFUL IN 7% EQUITY SUBORDINATED DEBENTURES PURCHASE OFFER AND REQUEST OF CONSENTS

Montreal, Canada, February 5, 2002 - Telesystem International Wireless Inc. ("TIW") is pleased to announce that holders of approximately 97.3% of its 7.00% Equity Subordinated Debentures ("ESD") maturing February 15, 2002, have tendered their debentures or given consent under TIW's purchase offer and consent request. The offer expired at 12:00 noon on February 4, 2002. TIW has sent notice to the Depositary to take up the debentures deposited under the offer.

TIW also announces that it has sent notice to the Depositary to take up the Units validly tendered by Telesystem Ltd, Caisse de dépôt et placement du Québec and all its subsidiaries, and Rogers Telecommunications (Quebec) Inc., being 25,255,678 Units representing approximately 55.1% of the Units outstanding. As directed by the Ontario Superior Court of Justice (Commercial List), all other Units may not be taken up by TIW for the moment in order to allow holders to exercise their right to participate in a revised offer. TIW has given proper notice to the depository to extend its purchase offer for all of its outstanding Units. The offer will expire at 11.59 p.m., local time at the place of deposit, on February 14, 2002 unless further extended or withdrawn. As previously announced, the Company intends to amend the terms of the offer to comply with the Court order.

Holders of approximately CDN$ 122.4 million in aggregate principal amount of ESDs opted to receive 308 subordinate voting shares of TIW and 30 warrants for each CDN$ 1,000 in principal amount of ESD tendered and all accrued and unpaid interest (the "Share Option"). Each warrant under the Share Option will allow the holder to purchase one subordinate voting share of TIW at a price of CDN$ 1.61 at any time until September 30, 2002.

Holders of approximately CDN$ 22.7 million in aggregate principal amount of ESDs elected to tender their ESDs and receive CDN$ 300 in cash plus 109 warrants for each CDN$ 1,000 in principal amount of ESD tendered and all accrued and unpaid interest (the "Cash Option"). Each warrant under the Cash Option will allow the holder to purchase one subordinate voting share of TIW at a price of CDN$ 1.61 at any time until March 31, 2003.

Telesystem International Wireless Inc.
1000 de La Gauchetière Street West
16th floor
Montreal, Quebec
H3B 4W5 Canada

Telephone : (514) 673-8497
Fax : (514) 673-8470

TIW

Holders of approximately CDN$ 1.0 million in aggregate principal amount of ESDs elected to receive the consent fee of CDN$ 100 and amend the terms of their ESDs. Given that 66 2/3% of the holders of ESD have consented to amend the terms of the ESDs as described in the offering circular dated November 29, 2001, the ESDs will be amended to, among other things, reduce the principal amount of each CDN$ 1,000 of ESD to CDN$ 250 and postpone the maturity to December 2006. Holders of approximately CDN$ 4.0 million in aggregate principal amount of ESDs did not respond to TIW's offer.

This press release is for information purposes only and does not constitute an offer or solicitation with respect to the purchase or sale of any security in Canada, the United States or in any other jurisdiction. Securities may not be offered or sold in the United States or in any other jurisdiction absent registration, qualification by prospectus or an exemption from those requirements.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of TIW with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW is a global mobile communications operator with 4.9 million subscribers worldwide. The Company's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

- 30 -

FOR INFORMATION:

BENOIT FORCIER
Director, Investor Relations
Telesystem International Wireless Inc.
(514) 673-8468
bforcier@tiw.ca

MARK BOUTET
Vice-President, Communications
Telesystem International Wireless Inc.
☎ (514) 673-8406
mboutet@tiw.ca

SOURCE:

ANDRÉ GAUTHIER
Chief Financial Officer
Telesystem International Wireless Inc.
☎ (514) 673-8493
agauthier@tiw.ca

Our web site address is: www.tiw.ca

TIW

PRESS RELEASE
FOR IMMEDIATE PUBLICATION

TIW TO AMEND AND EXTEND PURCHASE OFFER FOR ITS UNITS

Montreal, Canada, February 4, 2002 - Telesystem International Wireless Inc. ("TIW") announces that by reason of an order of the Ontario Superior Court of Justice (Commercial List) rendered on February 4, 2002, it will amend and extend the terms of its purchase offer for all of its outstanding Units.

In addition to being offered 5.46 subordinate voting shares of TIW for each Unit tendered, Unit holders will be offered to subscribe for a certain number of subordinate voting shares of TIW and, to the extent that they subscribe, receive warrants to acquire additional subordinate voting shares at prices and conditions similar to those offered to Caisse de dépôt et placement du Québec (CDPQ) and Telesystem Ltd. (Telesystem) under financing arrangements previously announced. These amendments will have no effect on the total number of shares and warrants issued by TIW but will be subject to necessary amendments to be made to the financing arrangements entered into between TIW and its investors.

If all other conditions of the Units Bid have been met or waived, TIW has been directed by the Court to take up and pay only for the Units already tendered by Telesystem, CDPQ and all its subsidiaries, and Rogers Telecommunications (Quebec) Inc., which together hold 25,255,678 Units representing approximately 55.1% of the Units outstanding. All other Unit holders will have the right to withdraw their Units already tendered in the Units purchase offer, in accordance with the procedures set out in the purchase circular, and their Units will not be taken up today, as directed by the Court. By reason of the Court's order, Units are no longer subject to the deemed TIW exchange option which would have resulted in each Unit not tendered on June 30, 2002 being exchanged for 0.2 subordinate voting shares of TIW if less than US$ 100 million of Units remained outstanding on that date.

TIW's purchase offer and consent request related to its outstanding 7.00% Equity Subordinated Debentures ("ESD") maturing February 15, 2002 remains valid and is not affected by this order. The ESD purchase offer and consent request will expire today at 12:00 noon, Montreal time, unless further extended or withdrawn.

Telesystem International Wireless Inc.
1000 de La Gauchetière Street West
16th floor
Montreal, Quebec
H3B 4W5 Canada

Telephone : (514) 673-8497
Fax : (514) 673-8470

TIW

This press release is for information purposes only and does not constitute an offer or solicitation with respect to the purchase or sale of any security in Canada, the United States or in any other jurisdiction. Securities may not be offered or sold in the United States or in any other jurisdiction absent registration, qualification by prospectus or an exemption from those requirements.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of TIW with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW is a global mobile communications operator with 4.9 million subscribers worldwide. The Company's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

- 30 -

FOR INFORMATION:

BENOIT FORCIER
Director, Investor Relations
Telesystem International Wireless Inc.
(514) 673-8468
bforcier@tiw.ca

MARK BOUTET
Vice-President, Communications
Telesystem International Wireless Inc.
☎ (514) 673-8406
mboutet@tiw.ca

SOURCE:

ANDRÉ GAUTHIER
Chief Financial Officer
Telesystem International Wireless Inc.
☎ (514) 673-8493
agauthier@tiw.ca

Our web site address is: www.tiw.ca

PRESS RELEASE
FOR IMMEDIATE PUBLICATION

IMPORTANT REMINDER TO HOLDERS OF TIW 7% EQUITY SUBORDINATED DEBENTURES AND TO HOLDERS OF TIW UNITS

Montreal, Canada, January 30, 2002 - Telesystem International Wireless Inc. ("TIW") reminds holders of its outstanding 7.00% Equity Subordinated Debentures ("ESD") due February 15, 2002 and holders of its outstanding Units that TIW's amended purchase offer and consent request for all of its outstanding ESDs and TIW's offer to purchase all of its outstanding Units will both expire at 12:00 noon, Montreal time, on Monday, February 4, 2002, unless extended or withdrawn.

However, some investment brokers are asking their clients to provide instructions on a prior date. ESD holders and Unit holders should contact their investment broker in sufficient time to allow for their instructions to be validly executed.

The terms and conditions of the offers are contained in the Offering Circulars and amending documents available from Computershare Trust Company of Canada or in the finance section of the TIW Web site at http://www.tiw.ca.

This press release is for information purposes only and does not constitute an offer or solicitation with respect to the purchase or sale of any security in Canada, the United States or in any other jurisdiction. Securities may not be offered or sold in the United States or in any other jurisdiction absent registration, qualification by prospectus or an exemption from those requirements.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of TIW with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

Telesystem International Wireless Inc.
1000 de La Gauchetière Street West
16th floor
Montreal, Quebec
H3B 4W5 Canada

Telephone : (514) 673-8497
Fax : (514) 673-8470

About TIW

TIW is a global mobile communications operator with 4.9 million subscribers worldwide. The Company's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

- 30 -

FOR INFORMATION:

BENOIT FORCIER
Director, Investor Relations
Telesystem International Wireless Inc.
(514) 673-8468
bforcier@tiw.ca

MARK BOUTET
Vice-President, Communications
Telesystem International Wireless Inc.
☎ (514) 673-8406
mboutet@tiw.ca

Our web site address is: www.tiw.ca

SOURCE:

ANDRÉ GAUTHIER
Chief Financial Officer
Telesystem International Wireless Inc.
☎ (514) 673-8493
agauthier@tiw.ca

PRESS RELEASE
FOR IMMEDIATE PUBLICATION

TIW EXTENDS PURCHASE OFFER FOR ITS UNITS IN EXCHANGE FOR TIW SHARES

Montreal, Canada, January 24, 2002 - Telesystem International Wireless Inc. ("TIW") announces that it has given proper notice to the depository to extend its purchase offer for all of its outstanding Units in exchange for 5.46 subordinate voting shares of TIW for each Unit tendered. The Offer will expire at 12:00 noon, Montreal time, on February 4, 2002 unless further extended or withdrawn. The other terms of the Offer remain unchanged. The Offer is part of TIW's overall recapitalization plan announced in November 2001.

Telesystem Ltd, Caisse de dépôt et placement du Québec and all its subsidiaries, and Rogers Telecommunications (Quebec) Inc., which together hold 25,255,678 Units representing approximately 55.1% of the Units outstanding, have agreed to tender their Units in the Offer.

This press release is for information purposes only and does not constitute an offer or solicitation with respect to the purchase or sale of any security in Canada, the United States or in any other jurisdiction. Securities may not be offered or sold in the United States or in any other jurisdiction absent registration, qualification by prospectus or an exemption from those requirements.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of TIW with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW is a global mobile communications operator with 4.9 million subscribers worldwide. The Company's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

- 30 –

FOR INFORMATION:

BENOIT FORCIER
Director, Investor Relations
Telesystem International Wireless Inc.
(514) 673-8468
bforcier@tiw.ca

MARK BOUTET
Vice-President, Communications
Telesystem International Wireless Inc.
☎ (514) 673-8406
mboutet@tiw.ca

Our web site address is: www.tiw.ca

SOURCE:

ANDRÉ GAUTHIER
Chief Financial Officer
Telesystem International Wireless Inc.
☎ (514) 673-8493
agauthier@tiw.ca

Press Release
For Immediate Publication

TIW Amends and Extends Purchase Offer for 7% Equity Subordinated Debentures and Request of Consents

Signs agreement with institutional holders

Montreal, Canada, January 24, 2002 - Telesystem International Wireless Inc. ("TIW") announces that it has given proper notice to the depository to amend and extend its purchase offer and consent request (the "Amended Offer") related to its outstanding 7.00% Equity Subordinated Debentures ("ESD") maturing February 15, 2002. The Amended Offer is part of TIW's overall recapitalization plan announced in November 2001.

TIW also announces that it has reached an agreement with Amaranth LLC ("Amaranth") and TAL Global Asset Management Inc. ("TAL"), two institutional investment funds that hold a combined total of CDN$ 53.3 million of ESDs. Under the agreement, Amaranth and TAL have agreed to tender their debentures pursuant to terms of the Amended Offer.

The Amended Offer provides for an option to receive 308 subordinate voting shares of TIW and 30 warrants for each CDN$ 1,000 in principal amount of ESD tendered and all accrued and unpaid interest (the "Share Option"). If all ESD holders take the Share Option, they will receive a total of 46.2 million subordinate voting shares of TIW. Each warrant under the Share Option will allow the holder to purchase one subordinate voting share of TIW at a price of CDN$ 1.61 at any time until September 30, 2002. Up to 4.5 million warrants will be reserved for issuance to holders of ESDs who choose the Share Option.

Under the Amended Offer, TIW is also adding 109 warrants to the CDN$ 300 in cash offered for each CDN$ 1,000 in principal amount of ESDs tendered and all accrued and unpaid interest thereon (the "Cash Option"). Each warrant under the Cash Option will allow the holder to purchase one subordinate voting share of TIW at a price of CDN$ 1.61 at any time until March 31, 2003. Up to 16.4 million warrants will be reserved for issuance to holders of ESDs who choose the Cash Option.

Telesystem International Wireless Inc.
1000 de La Gauchetière Street West
16th floor
Montreal, Quebec
H3B 4W5 Canada

Telephone : (514) 673-8497
Fax : (514) 673-8470

In conjunction with the Amended Offer, TIW is requesting consents from ESD holders to amend the existing indenture governing the ESD as stipulated in the original offer. The Amended Offer is subject to certain conditions, including the consent from ESD holders representing at least 66 2/3% in aggregate principal amount.

Holders tendering their ESDs to the Amended Offer will be deemed to have consented to the amendments of the existing indenture governing the ESD. Those holders who consent without tendering will be entitled to a CDN$ 100 consent fee and will keep their ESDs which will be amended to reflect, among other things, a reduced principal amount of CDN$ 250 ("amended ESDs") as further described in the Offering Circular dated November 29, 2001, as amended by the Notice of Change and Variation pertaining to the Amended Offer. Detailed instructions on how to validly tender and consent are also included in the Offering Circular.

The agreement with investors relating to the previously announced US$ 90 million equity private placement in the form of Special Warrants has also been amended. The private placement investors have agreed to reduce their investment in TIW by up to US$ 28.1 million to account for ESD holders opting for the Share Option, while however maintaining their funding commitment in respect thereof to assure financing for the Cash Option. For each CDN$ 1,000 in principal amount of ESD tendered under the Share Option, the private placement investors will relinquish their rights to be issued 306 Special Warrants at approximately US$ 0.61, while such investors will be allotted 109 warrants to purchase one subordinate voting share of TIW at a price of US$ 1.00 at any time until March 31, 2003. In the aggregate, the investors will maintain their funding commitment for US$ 90 million but instead of being assured of receiving 146.9 million subordinate voting shares, they will receive a minimum of 101 million subordinate voting shares plus 16.4 million warrants in the event that all ESD holders take the Share Option. On the other hand, if all ESD holders take the Cash Option, the investors will receive 146.9 million subordinate voting shares but no warrants.

This Amended ESD Offer and the changes to the terms of the private placement agreement will result in approximately the same number of shares of TIW being outstanding as initially contemplated in its recapitalization plan. The issuance of warrants as a dividend in kind to holders of TIW's subordinate and multiple voting shares currently outstanding (approximately 16.3 million) which was previously contemplated in the recapitalization plan will no longer take place.

The Offer will expire at 12:00 noon, Montreal time, on February 4, 2002 unless further extended or withdrawn.

This press release is for information purposes only and does not constitute an offer or solicitation with respect to the purchase or sale of any security in Canada, the United States or in any other jurisdiction. Securities may not be offered or sold in the United States or in any other jurisdiction absent registration, qualification by prospectus or an exemption from those requirements.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of TIW with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW is a global mobile communications operator with 4.9 million subscribers worldwide. The Company's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

- 30 -

FOR INFORMATION:

BENOIT FORCIER
Director, Investor Relations
Telesystem International Wireless Inc.
(514) 673-8468
bforcier@tiw.ca

MARK BOUTET
Vice-President, Communications
Telesystem International Wireless Inc.
☎ (514) 673-8406
mboutet@tiw.ca

SOURCE:

ANDRÉ GAUTHIER
Chief Financial Officer
Telesystem International Wireless Inc.
☎ (514) 673-8493
agauthier@tiw.ca

Our web site address is: www.tiw.ca

PRESS RELEASE
FOR IMMEDIATE PUBLICATION

TIW EXTENDS CASH PURCHASE OFFER FOR 7% EQUITY SUBORDINATED DEBENTURES AND REQUEST OF CONSENTS

Montreal, Canada, January 21, 2002 - Telesystem International Wireless Inc. ("TIW") announces that it has given proper notice to the depository to extend its purchase offer and consent request (the "Offer") related to its outstanding 7.00% Equity Subordinated Debentures ("ESD") maturing February 15, 2002. The Offer will expire at 11:59 p.m., local time at the place of deposit, on January 31, 2002 unless further extended or withdrawn. The other terms of the Offer remain unchanged. The Offer is part of TIW's overall recapitalization plan announced in November 2001.

As of 5:00 p.m. on January 21, 2002, holders of approximately CDN$ 20.4 million in aggregate principal amount had elected to tender their ESDs and receive CDN$ 300 in cash for each CDN$ 1,000 in principal amount, while holders of approximately CDN$ 1.6 million in aggregate principal amount had opted to receive the consent fee of CDN$ 100 and keep their ESDs which will be amended to, among other things, represent a reduced principal amount of CDN$ 250 ("amended ESDs") as further described in the offering circular dated November 29, 2001.

This press release is for information purposes only and does not constitute an offer or solicitation with respect to the purchase or sale of any security in Canada, the United States or in any other jurisdiction. Securities may not be offered or sold in the United States or in any other jurisdiction absent registration, qualification by prospectus or an exemption from those requirements.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of TIW with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW is a global mobile communications operator with 4.9 million subscribers worldwide. The Company's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

\- 30 –

FOR INFORMATION:

BENOIT FORCIER
Director, Investor Relations
Telesystem International Wireless Inc.
(514) 673-8468
bforcier@tiw.ca

MARK BOUTET
Vice-President, Communications
Telesystem International Wireless Inc.
☎ (514) 673-8406
mboutet@tiw.ca

Our web site address is: www.tiw.ca

SOURCE:

ANDRÉ GAUTHIER
Chief Financial Officer
Telesystem International Wireless Inc.
☎ (514) 673-8493
agauthier@tiw.ca

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESYSTEM INTERNATIONAL WIRELESS INC.

Margriet Zwarts

Name: Margriet Zwarts
Title: General Counsel and Secretary

Date: February 19, 2002